Exhibit 1

News Release

For Immediate Release

Eurand Chief Financial Officer to Step Down in Early 2011

AMSTERDAM, The Netherlands, Sep. 10, 2010 – Eurand N.V. (NASDAQ: EURX), a global specialty pharmaceutical company, today announced the resignation of its Chief Financial Officer, Mario Crovetto, effective January 2011.

“The Board and I wish to express our gratitude to Mario for his many contributions and service to Eurand over the years and wish him well in his future endeavors,” said Gearóid Faherty, Chairman and Chief Executive Officer.

“I’ve been fortunate to spend 11 exciting and rewarding years at a great company like Eurand, and I will miss it,” Crovetto stated.

Eurand will begin a search for a new CFO immediately.

About Eurand

Eurand is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary pharmaceutical technologies.  Eurand has had six products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners. Its technology platforms include bioavailability enhancement of poorly soluble drugs, custom release profiles and taste-masking orally disintegrating tablet (ODT) formulations. Eurand is a global company with facilities in the U.S. and Europe.  For more information, visit www.eurand.com.

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Contacts:

Bill Newbould	Nick Laudico/Sara Pellegrino
Vice President, Investor Relations	The Ruth Group
Eurand N.V.	+1 646-536-7030/7002
+1 267-759-9335	nlaudico@theruthgroup.com
bill.newbould@eurand.com	spellegrino@theruthgroup.com